4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204 487 7412
Fax: 204-488-9823

MEDICURE’S PIVOTAL PHASE 3 MEND-CABG II RESULTS TO
BE PRESENTED AT LATE-BREAKING SESSION AT THE
AMERICAN COLLEGE OF CARDIOLOGY CONFERENCE

WINNIPEG, Manitoba – (February 5, 2008) Medicure, Inc. (TSX:MPH; Amex:MCU), a cardiovascular-focused biopharmaceutical company, today announced that the results of the Company’s pivotal Phase 3 MEND-CABG II trial have been accepted for presentation as a Late-Breaking Clinical Trial at the American College of Cardiology 57th Annual Scientific Session. The Annual Scientific Session is being held March 29 to April 1, 2008 in Chicago.

Medicure’s MEND-CABG II data will be presented on April 1 at McCormick Place in Chicago. The Company will issue a press release providing details on the trial results at the time of the presentation.

About MEND-CABG II

The pivotal Phase 3 MEND-CABG II trial is a double-blind, randomized, placebo-controlled clinical trial that enrolled over 3,000 patients undergoing CABG surgery at more than 130 cardiac surgical centers throughout North America and Europe.

Study patients were randomized to receive placebo or MC-1 250 mg prior to surgery and for 30 days post operatively (POD 30). The primary efficacy endpoint of MEND-CABG II is the incidence of cardiovascular death or non-fatal myocardial infarction up to and including POD 30. Study patients were followed for 60 days after treatment (90 days post operatively) for additional safety and efficacy analysis. The study was initiated in November 2006 and is subject to a Special Protocol Assessment with the FDA.

Medicure is conducting the MEND-CABG II study in conjunction with Duke Clinical Research Institute (DCRI) and Montreal Heart Institute (MHI). Principal investigators for the study are Dr. Robert Harrington, Director of the DCRI, and Dr. Michel Carrier, Director of Cardiovascular Surgery Program at MHI.

Dr. Jean-Claude Tardif, Director of the Research Centre, MHI, and Dr. Robert W. Emery, Jr., Director of Cardiovascular Research at Regions Hospital, are co-chairs of the MEND-CABG II steering committee.

About the ACC’s Annual Scientific Session

The ACC meeting brings together nearly 30,000 cardiovascular professionals from around the world to share best practices and learn about innovations in cardiovascular science and education.

The ACC selects presentations for Late-Breaking Clinical Trial sessions based on the potential of the study to affect clinical practice, the impact and novelty of the research, the rigor of the design/methods, the major clinical endpoints, and the quality of the statistical plan.

About Medicure Inc.

Medicure is a biopharmaceutical company focused on the development and commercialization of novel compounds to treat cardiovascular disorders. In addition, Medicure has a medicinal, chemistry based drug discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2007.

For more information, please contact:
Derek Reimer	Adam Peeler
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com